Buenos Aires, June 8th, 2018

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event – Commercial Operation Date for Eng. Mario Cebreiro Wind Farm.

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) and Bolsas y Mercados Argentinos S.A. (“ByMA”), in my capacity as Responsible for Market Relations of Pampa Energía S.A. (the “Company”), to inform that CAMMESA, as entity in charge of the dispatch of the Wholesale Electric Market, granted the commercial operation date to the Engineer Mario Cebreiro Wind Farm (“EMCWF”, previously known as Corti Wind Farm) as of 0hs of the date hereof.

It is worth noting that the commercial operation date of the EMCWF is the first in its technology and size to achieve such milestone in the framework of the Renovar 1 Program and its achievement was made in a timeframe substantially prior to the one committed of the project.

The EMCWF demanded an investment of US$139 million, has an installed capacity of 100 MW and it is localized in Bahía Blanca, Province of Buenos Aires.

            Sincerely,

_________________________________

María Agustina Montes

Head of Market Relations